

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Chad Richison
Chief Executive Officer
Paycom Software, Inc.
7501 W. Memorial Road
Oklahoma City, OK 73142

> **Re: Paycom Software, Inc.**
> **Amendment No. 1 to Confidential Draft**
> **Registration Statement on Form S-1**
> **Submitted January 21, 2014**
> **CIK No. 0001590955**

Dear Mr. Richison:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated January 3, 2014.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

Prospectus Summary, page 1

1.   We note your response to prior comment 7 that you are a "leading provider of comprehensive, cloud-based human capital management, or HCM, software solution delivered as Software-as-a-Service, or SaaS," based primarily on the subjective evaluation of your management's assessment of your competitors products breath and capabilities. It appears that you should qualify this statement as your opinion or belief and state that it is based on your own industry knowledge. Please revise.

The Reorganization, page 30

2.	We note your response to prior comment 10 regarding your January 2014 reorganization. Please revise to expand your discussion to provide a description of each step in the reorganization and quantify the consideration received by your stockholders for their interests, including the assumption of the 2017 Note. Further, please provide us an analysis why you believe that the merger and related agreements that underlie the January 2014 reorganization are not material, as they result in your current corporate structure. Item 601(b)(2) of Regulation S-K requires the filing of any material reorganization described in the registration statement.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 40

3.	On page 43 you disclose that in connection with the reorganization transactions outstanding common units and Series B Preferred Units of Holdings were converted in common stock in Software at various conversion rates. You also disclose that Incentive Units in Holdings were converted into shares of restricted stock and/or common stock in Software. To the extent that the weighted average units was impacted by the reorganization transactions, please revise your pro forma statements of operations to present pro forma net income per share as adjusted for the reorganization as well as an accompanying footnote describing the pro forma adjustments impacting the weighted average shares outstanding. Refer to Rule 11-02(b)(7) of Regulation S-X.

Note 1. Basis of Presentation, page 43

4.	We note your revised disclosure indicating that in connection with the reorganization transactions, incentive units in Holdings were converted into shares of restricted stock and/or common stock in Software. Please revise to disclose the following in your pro forma footnotes:

- clarify how it was determined whether to convert incentive shares into restricted stock or common stock;
- disclose the exchange ratio for the conversion;
- disclose the number of common shares and restricted shares issued;
- describe the restrictions or any vesting conditions associated with the restricted stock; and
- for the incentive units converted into common stock, clarify how these are included in your pro forma balance sheet adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

5.   Your response to prior comment 15 indicates that the waiver of the default of your debt
        service ratio is through the later of April 23, 2014 or the beginning of depreciation.
        Please revise to clarify whether you expect the waiver to expire on April 23, 2014 or
        provide a discussion as to when you believe you will begin depreciation that would
        trigger the expiration of the waiver. Further, please revise to disclose your most recent
        debt service ratio.

Critical Accounting Policies and Estimates

Incentive Units, page 60

6.   We note your added disclosure in response to prior comment 20 of the total unrecognized
        compensation cost as of September 30, 2013 relating to the 2009 incentive units. For any
        incentive units granted or other modifications, including any impact from the
        reorganization transactions, subsequent to the most recent balance sheet date, including
        the October 2013 grant, please revise your disclosure to include the expected impact the
        additional grants will have on your financial statements.

Business, page 64

7.   Your response to prior comment 22 indicates that you do not track revenue or manage
        your business across various categories of application. In light of the fact that your
        payroll processing applications only account for 59% of your total revenues, please revise
        to provide additional disclosure, both quantitatively and qualitatively, that indicates how
        prominent each of your non-payroll processing application categories are a part of your
        business.

Certain Relationships and Related Party Transactions, page 86

8.   We note your response to prior comment 33 but we continue to believe that the
        agreements related to the April 2012 Corporate Reorganization are material under Item
        601 of Regulation S-K because they are related party agreements that involve the creation
        of entities that are now part of your corporate structure. With respect to the related party
        Real Property Agreements, we note that the exception under Item 601(b)(10)(ii)(A) is
        restricted to transactions involving the purchase or sale of current assets. It does not
        appear the parcels of land involved are current assets. Please file these agreements or
        provide us with a revised materiality analysis that addresses the related party nature of
        these agreements.

Paycom Payroll Holdings, LLC and Subsidiaries Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies, page F-42

9.   We note your response to prior comment 44 stating that it is too preliminary to make an estimate of the potential amount of the contingency. In light of your assertion that an estimate of the potential amount of the contingency cannot be made, please describe for us your basis for concluding that there is not at least a reasonable possibility that a loss may have been incurred. Tell us what consideration was given to describing the contingency and disclosing that an estimate of the possible loss or range of loss cannot be made. Refer to ASC 450-20-50-3.

10.   Your disclosure indicates that the company believes that the ultimate disposition of pending proceedings will not have a material adverse effect on the company's financial position, results of operations or cash flows. In light of your response to prior comment 44 that it is too preliminary to make an estimate of the potential amount of contingency related to the July 2013 infringement complaint, please describe your basis for concluding that the ultimate disposition of pending legal proceedings will not be material.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Attorney-Advisor

cc: Via E-mail
        Greg R. Samuel, Esq.
        Haynes and Boone, LLP